Chapman and Cutler llp
320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3000
F. 312.701.2361
www.chapman.com

November 25, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vromann-Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs® Trust
File Nos. 333-146827; 811-22135

Dear Ms. Vromann-Lee:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs® Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 29, 2025 (the “Registration Statement”). The Registration Statement relates to the Innovator Deepwater Frontier Tech ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The staff of the Commission (the “Staff”) notes the defined term “Frontier Tech Companies” refers to the equity securities that may be included in the Deepwater Frontier Tech Index. Please disclose if these Frontier Tech Companies refer to a certain geographic area.

Response to Comment 1

The Registrant confirms the term “Frontier Tech Companies” does not refer to a specific geographic area, and rather refers to those companies that are on the cutting edge or frontier of the development of new technologies.

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the “Principal Investments Strategies” section:

“In pursuing the Fund’s investment objective, Deepwater references for investment Frontier Tech Companies included in the Deepwater Frontier Tech Index (the “Benchmark”), a rules-based stock index owned, developed and maintained by Deepwater.”

The Staff notes it is confusing to use the term “Benchmark” as it is no longer the appropriate broad-based securities market index. Please revise accordingly.

Response to Comment 2

In accordance with the Staff’s comment, the term “Benchmark” has been replaced with the term “Reference Index” throughout the prospectus, as reflected in Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the following sentence in the “Principal Investment Strategies” section:

“The Fund may investment in small, mid or large capitalization issuers operating in developing or emerging markets.”

The Staff notes this may include a typo and should be revised for accuracy.

Response to Comment 3

The above-referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 4 – Variable Interest Entity Risk

The Staff notes the inclusion of a “Variable Interest Entity Risk” in the prospectus. Please include corresponding disclosure in the “Principal Investment Strategies” section to contemplate that the Fund will have exposure to Chinese companies through variable interest entities.

Response to Comment 4

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 5 – Performance

The Staff notes that if the Fund selects an index that is different from the index used in the table for the preceding period, the disclosure should explain the reason for the selection of a different index and provide information for the new index and the former index. See Instruction 2(b) of Item 4(b)(2) of Form N-1A. Please include information about the new appropriate broad-based securities index.

Response to Comment 5

The Registrant notes that the Fund has not selected a new index for the period for the reporting of its performance. Currently, the prospectus includes as the appropriate broad-based index the returns of the S&P 500® Index. The Fund also included reference to the Deepwater Frontier Tech Index, as this was the index the Fund sought to track. The prospectus then included two additional indices to aid investors in their review of the Fund’s performance, as permitted under the instructions of Form N-1A: the Dow Jones Global Index and the Nasdaq-100 Index. The Fund does not intend to drop any of these indices from the performance table. Further, the Fund notes that it currently includes disclosure that provides:

“On [_____], the Fund ceased tracking the Deepwater Frontier Tech Index. Therefore, the Fund’s performance and historical returns shown for periods prior to [________], are not indicative of the performance that the Fund, based on its current investment strategies, would have generated.”

Such disclosure will be finalized when the transition date becomes final. Accordingly, the Registrant believes its disclosure in the performance table is adequate under the requirements of Form N-1A and respectfully declines the Staff’s comment.

Comment 6 – Performance

Please confirm the broad-based securities market index that the Fund will use for purposes of disclosing its performance.

Response to Comment 6

The Fund confirms it will continue to use the S&P 500® Index as its appropriate broad-based securities market index.

Comment 7 – Performance

Pursuant to Instruction 2(b)(2) of Item 4(b) of Form N-1A, please disclose information relating to any additional index in the narrative explanation accompanying the bar chart and table.

Response to Comment 7

Pursuant to the Staff’s comment, the narrative explanation accompanying the bar chart and table has been revised to provide such additional context, as reflected in Exhibit A.

Comment 8 – Statement of Additional Information

The Staff notes the following disclosure set forth in the Fund’s concentration policy:

Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will invest 25% or more of its net assets in securities of issuers in the same industry to approximately the same extent that the Deepwater Frontier Tech Index (the “Index”) concentrates in the securities of a particular industry or group of industries. Accordingly, if the Index the Fund seeks to track stops concentrating in the securities of a particular industry or group of industries, the Fund will also discontinue concentrating in such securities.

Please revise the concentration policy to reflect that the Fund no longer tracks the Index.

Response to Comment 8

The Registrant respectfully declines to revise the Fund’s concentration policy. The Fund’s investment adviser believes the reference to the Index in the concentration policy is still applicable to the Fund in light of the role the Index plays in the Fund’s continuing investment strategies in pursuit of its investment objective.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
November 25, 2025

Prospectus

Innovator Deepwater Frontier Tech ETF

(NYSE Arca — LOUP)

________, 2025

Innovator Deepwater Frontier Tech ETF (the “Fund”) is a series of Innovator ETFs Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”). Market prices may differ to some degree from the net asset value of shares of the Fund (“Shares”). Unlike mutual funds, the Fund issues and redeems Shares at net asset value only in large blocks of Shares called “Creation Units.” The Fund is a series of the Trust and is an actively managed ETF organized as a separate series of a registered management investment company.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

ii

Innovator Deepwater Frontier Tech ETF

Investment Objective

The Fund seeks to provide capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell Shares. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.70%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	1 Year	3 Years	5 Years	10 Years
	$72	$224	$390	$871

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. During the fiscal year ended October 31, 2024, the Fund’s portfolio turnover rate was 165% of the average value of its portfolio, excluding the value of portfolio securities received or delivered as a result of the Fund’s in-kind creations and redemptions.

Principal Investment Strategies

The Fund is an actively managed ETF that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (including borrowings for investment purposes) in the equity securities of companies it considers to be on the frontier of the development of new technologies (“Frontier Tech Companies”). Deepwater Asset Management, LLC (“Deepwater”) and Penserra Capital Management LLC (“Penserra” and, collectively with Deepwater, the “Sub-Advisers”) each serve as an investment sub-adviser to the Fund. Deepwater selects the securities for inclusion in the Fund and Penserra is responsible for implementing the Fund’s investment program by, among other things, trading portfolio securities and performing related services, rebalancing the Fund’s portfolio and providing cash management services. Innovator Capital Management, LLC (“Innovator” or the “Adviser”), serves as the Fund’s investment adviser.

In pursuing the Fund’s investment objective, Deepwater references for investment Frontier Tech Companies included in the Deepwater Frontier Tech Index (the “Reference Index”), a rules-based stock index owned, developed and maintained by Deepwater. The Reference Index identifies Frontier Tech Companies with the following themes:

•	Artificial Intelligence. Companies that provide or are developing software services that seek to automate industrial, knowledge work, and consumer processes. These services may directly automate specific processes or provide semi-automated tools as an intermediate step to full automation.

•	Autonomous and Electric Vehicles. Companies that provide or are developing hardware and/or software used in the development of self-driving or unmanned aerial vehicles, or other autonomous vehicles that operate on land, air or sea. The category also includes electrification, energy storage, and other companies relevant to the evolution of energy.

•	Fintech. Companies involved in creating transformative experiences involving the use of money. This theme may include companies that enable complex commerce transactions, innovative retail experiences, new credit products, and alternative currencies.

•	Robotics. Companies that create or are developing robotics and related products and services for industrial, collaborative, agricultural, medical and/or consumer-related automation. This includes companies that provide hardware and software related to enabling perception (vision and sound), which could include sensors, laser arrays, semiconductors, among others.

•	Virtual/Augmented Reality. Companies that provide or are developing hardware and/or software for delivering immersive virtual reality experiences or for delivering experiences that enhance the physical world with a digital overlay, including gaming companies.

A company is eligible for inclusion in the Reference Index if it derives 50% of its revenue from one of the identified themes detailed above or if it meets two of the following three criteria: (i) the company currently derives at least 25% of revenue from some combination of the identified themes; (ii) the company’s revenue related to one or more identified themes grew by more than 25% year-over-year in the most recent calendar year; or (iii) the company’s operating expenditures related to one or more identified themes grew by more than 25% year-over-year in the most recent calendar year. For additional information on the Reference Index, see “Additional Information About the Fund’s Principal Investment Strategies–The Reference Index”.

Deepwater will assess the universe of eligible constituents from the Reference Index for near and long-term prospects relative to its frontier technology development. Portfolio weightings are actively monitored and adjusted in accordance with the portfolio manager’s review of these technology developments, revenue growth potential and expectations to have an outsized influence on the future of technology. The Fund’s portfolio managers may include a security that is not currently a Reference Index constituent if, in the view of the Fund’s portfolio managers, such company has potential of long-term frontier technology revenue growth. The Fund’s portfolio managers expect that the Fund will invest in approximately 30 securities.

The Fund will invest in equity securities, which will include direct investments in U.S. and non-U.S. listed common stocks and depositary receipts, of certain of the components that comprise the Reference Index. The Fund may invest in small, mid or large capitalization issuers operating in developing or emerging markets. The Fund may also purchase equity securities of non-U.S. companies that utilize American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Additionally, the Fund may invest in certain Chinese companies through a structure known as a variable interest entity (“VIE”), which is designed to provide foreign investors, such as the Fund, with exposure to Chinese companies in sectors in which foreign investment is otherwise not permitted. Under this structure, a Chinese operating company is the VIE and establishes a shell company in a foreign jurisdiction, such as the Cayman Islands, which is then listed on a foreign exchange. The shell company has exposure to the VIE through contractual arrangements rather than any direct equity ownership. For a discussion of risks associated with VIEs, see “Principal Risks” below.

The Fund is classified as a “diversified company” under the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the Reference Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent. As of the date of this prospectus, the Fund had significant exposure to the information technology sector.

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk noted below is considered a principal risk of investing in the Fund, regardless of the order in which it appears. The significance of each risk factor below may change over time and you should review each risk factor carefully.

Concentration Risk. To the extent that the Reference Index concentrates in the securities of issuers in a particular industry or sector, the Fund may also concentrate its investments to approximately the same extent. The Fund may be susceptible to loss due to adverse occurrences to the extent that the Fund’s investments are concentrated in a particular issuer or issuers, region, market, industry, group of industries, sector or asset class.

Currency Risk. Changes in currency exchange rates affect the value of investments denominated in a foreign currency, and therefore the value of such investments in the Fund’s portfolio. The Fund’s NAV could decline if a currency to which the Fund has exposure depreciates against the U.S. dollar or if there are delays or limits on repatriation of such currency. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the value of an investment in the Fund may change quickly and without warning.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-adviser, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. While the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security, there are inherent limitations in such plans and systems. Additionally, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Depositary Receipts Risk. Depositary receipts, such as ADRs or GDRs, may be subject to certain of the risks associated with direct investments in the securities of foreign companies, such as currency, political, economic and market risks, because their values depend on the performance of the non-dollar denominated underlying foreign securities. Certain countries may limit the ability to convert depositary receipts into the underlying foreign securities and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. Depositary receipts may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by a depositary and the issuer of the underlying security. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Unsponsored receipts may involve higher expenses and may be less liquid. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Emerging Markets Risk. Emerging markets are generally more volatile than markets of more developed countries and may be more likely to experience inflation risk, political turmoil and rapid changes in economic conditions than more developed markets. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delisting. Emerging markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk with custody of securities than developed markets. Additionally, emerging markets often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the required infrastructure to attract large amounts of non-U.S. trade and investment. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. Finally, the limitations associated with investments in emerging market companies could impact the Fund’s ability to achieve its investment objective.

Equity Securities Risk. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of Shares will fluctuate with changes in the value of the equity securities the Fund invests in.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. The value of Shares may also decline as a result of market conditions. Factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of Shares. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s portfolio investments and could result in disruptions in the trading markets.

Non-U.S. Investment Risk. Investments in securities of non-U.S. companies (particularly in emerging markets) present risks beyond those of securities of U.S. issuers and can be more volatile than investments in U.S. companies. Risks of investing in securities of foreign companies include: different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluation, blockages or transfer restrictions; changes in foreign currency exchange rates; taxes; restrictions on non-U.S. investments and exchange of securities; and less government supervision and regulation of issuers in non-U.S. countries. Further, other diplomatic, political or economic developments can affect investments in foreign companies. Prices of non-U.S. securities may also be more volatile. Finally, the value of securities denominated in foreign currencies, and of dividends from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities, as well as possible increased taxable distributions.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to sell) on Shares may widen.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Although the Fund and its investment adviser seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV and the bid/ask spread on Shares may widen.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Security Issuer Risk. Issuer-specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Significant Exposure Risk. To the extent that the Fund invests or has exposure to a significant percentage of its assets in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Artificial Intelligence Companies Risk. The Fund invests in companies that are involved in various aspects of artificial intelligence technology. These companies face unique risks, including limited markets, changes in business cycles, world economic growth, technological progress, rapid technological change, government regulation and intense competition. Further, these companies may have limited product lines, markets, financial resources and/or personnel. Securities of such companies (including smaller, start-up companies), tend to be more volatile than securities that do not rely heavily on technology. Rapid changes to technologies that affect a company’s products could materially adversely impact such company’s operating results. Artificial intelligence companies often depend heavily on intellectual property protections (including patents, copyrights, trademarks and trade secret laws) to establish and protect their proprietary rights in their products and technologies. However, there is no guarantee these measures will prevent misappropriation or that competitors won’t develop technologies that are substantially equivalent or superior. Further, artificial intelligence companies often engage in significant amounts of spending on research and development, however such investment odes not ensure commercial success and there is no guarantee that the products or services produced by these companies will be successful. Artificial intelligence companies are also vulnerable to cyberattacks, regulatory changes, and shifting business cycles, all of which can materially impact performance.

Information Technology Companies Risk. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

Small- and Mid- Capitalization Company Risk. Generally, small- or mid- capitalization companies, which are often less seasoned, have more potential for rapid growth. However, they often involve greater risk than large cap companies and these risks are passed on to funds that invest in them. These companies may not have the management experience, financial resources, product diversification and competitive strengths of larger companies.

Variable Interest Entity Risk. The Fund may invest in non-Chinese holding companies that have created structures known as VIEs. VIEs allow exposure to certain Chinese companies that are unavailable for direct investment by foreign investors. In many sectors in China, companies are not allowed to have foreign ownership and cannot directly list on exchanges outside of China. Many Chinese companies have created VIE structures to enable indirect foreign ownership and raise capital from foreign investors. Under a VIE structure, a Chinese operating company establishes an offshore holding company in another jurisdiction, such as the Cayman Islands, which enters into contractual agreements with the Chinese issuer or operating company to obtain economic exposure to the Chinese company. The non-Chinese holding company then issues shares on an exchange outside of mainland China allowing investors to obtain economic exposure to the Chinese issuer or operating through contractual means rather than through formal equity ownership. Neither the holding company nor the shareholder of the VIE owns an equity interest in the Chinese operating company. However, for accounting purposes the holding company is able to consolidate the operating company into its financial statements. Neither the holding company nor the shareholder of the holding company has any voting rights or other types of control that an equity holder typically has.

VIEs have never formally been recognized under Chinese laws, though VIEs are well known to officials and regulators in China and are a longstanding industry practice. Intervention by the Chinese government with respect to VIEs could significantly and negatively affect the Chinese company’s performance and the enforceability of the VIE’s contractual arrangements with the Chinese company that are the basis for the economic exposure to the Chinese company. Any action by the Chinese government could considerably impact the financial condition of the VIE by limiting its ability to consolidate the financial results of the Chinese operating company into its own financial statements, as well as make the value of the shares of the VIE effectively worthless. Further, if Chinese officials determine that VIEs violate Chinese investment laws, the market value of the VIE would likely suffer significant, and possibly permanent effects, which could negatively impact the Fund’s net asset value and could result in substantial losses.

VIEs are also subject to the investment risks associated with the underlying Chinese issuer or operating company. Chinese companies are not subject to the same degree of regulatory requirements or accounting standards and oversight as companies in more developed countries. There also may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies and VIEs, and shareholders may have limited legal remedies. U.S.-listed VIEs may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements. Delisting would significantly decrease the liquidity and value of the securities, decrease the ability of the Fund to invest in such securities and may increase the costs borne by the Fund if required to seek alternative markets in which to invest in such securities.

Volatility Risk. The value of a security may fluctuate due to factors affecting markets generally or particular industries. This volatility may affect the Fund's NAV. Securities in the Fund’s portfolio may be subject to price volatility and their prices may be more or less volatile than the market as a whole. Events or financial circumstances affecting individual securities or sectors may increase the volatility of the Fund. Additionally, certain positions in the Fund may be susceptible to traders engaging in trading strategies that result in temporary swings and price movements. Such trading strategies could result in volatile trading prices of the Fund’s securities, and could adversely affect the Fund.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

The bar chart and table below illustrate the annual calendar year returns of the Fund based on NAV as well as the average annual Fund returns. The bar chart and table provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year-to-year and by showing how the Fund’s average annual total returns based on NAV compared to those of a broad-based market index, specifically the S&P 500® Index. Additionally, the Fund has also included two additional indices for these purposes: the Dow Jones Global Index and the Nasdaq-100® Index. Further, on or about [______] the Fund ceased tracking the Deepwater Frontier Tech Index and began pursuing an active investment strategy. Therefore, the Fund’s performance and historical returns shown below are not necessarily indicative of the performance that the Fund, based on its current strategy, would have generated. The Fund’s performance information is accessible on the Fund’s website at www.innovatoretfs.com.

The Fund’s year-to-date performance as of September 30, 2025 is [___]%.

The Fund’s highest quarterly return was 43.85% (quarter ended December 31, 2020) and the Fund’s lowest quarterly return was (35.02)% (quarter ended June 30, 2022).

Average Annual Total Return as of December 31, 2024
Innovator Deepwater Frontier Tech ETF	1 Year	5 Years	Since Inception (7/24/18)
Return Before Taxes	21.83%	14.78%	12.48%
Return After Taxes on Distributions	21.83%	14.78%	12.48%
Return After Taxes on Distributions and Sale of Fund Shares	12.92%	11.92%	10.15%
Deepwater Frontier Tech Index(1) (reflects no deduction for fees, expenses or taxes)	22.87%	15.65%	13.23%
Dow Jones Global Index (reflects no deduction for fees, expenses or taxes)	16.87%	9.87%	9.45%
NASDAQ-100 Total Return Index (reflects no deduction for fees, expenses or taxes)	25.88%	20.18%	18.63%
S&P 500 Total Return Index (reflects no deduction for fees, expenses, or taxes)	25.02%	14.53%	13.99%
(1) On or about [_____], the Fund ceased tracking the Deepwater Frontier Tech Index. Therefore, the Fund’s performance and historical returns shown for periods prior to [________], are not indicative of the performance that the Fund, based on its current investment strategies, would have generated.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Returns before taxes do not reflect the effects of any income or capital gains taxes. All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local tax. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains.

Your own actual after-tax returns will depend on your specific tax situation and may differ from what is shown here. After-tax returns are not relevant to investors who hold Shares in tax-deferred accounts such as individual retirement accounts (IRAs) or employee-sponsored retirement plans.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Advisers

Deepwater Asset Management, LLC

Penserra Capital Management LLC

Portfolio Managers

The following persons serve as the portfolio managers of the Fund.

•	Gene Munster – Managing Partner and Co-founder at Deepwater
•	Doug Clinton – Managing Partner and Co-founder at Deepwater
•	Dustin Lewellyn, CFA – Chief Investment Officer at Penserra
•	Ernesto Tong, CFA – Managing Director at Penserra
•	Christine Johanson – Director at Penserra

Each of the portfolio managers is primarily and jointly responsible for the day-to-day management of the Fund. Messrs. Lewellyn and Tong have served in such capacity since July 2018. Ms. Johanson has served in such capacity since August 2024. Messrs. Munster and Clinton has served in such capacity since December 2025.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with authorized participants that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may issue and redeem Shares in exchange for cash at a later date but has no current intention of doing so. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to seek capital appreciation. The Fund’s investment objective and policies described herein are non-fundamental policies that may be changed by the Board without shareholder approval. The Fund may liquidate and terminate at any time without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”). As noted above, the Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act. For purposes of this policy “frontier technology companies” are those companies identified as being on the frontier of the development of new technologies that have the potential to have an outsized influence on the future.

The Reference Index

The Reference Index is owned and operated by Deepwater, which also serves as an investment sub-adviser to the Fund. Deepwater is not affiliated with Innovator, Penserra or the Distributor. To be included in the Reference Index, a company or its issued securities must meet the following requirements:

•	Security must be a common stock, ADR or GDR;

•	All securities, including those issued by companies operating in “emerging markets” countries, must have their primary listing exchange be located in a “developed market” country (as identified by Deepwater) or in China, India, South Korea or Taiwan;

•	Companies must have a minimum market capitalization of $250 million (but no more than $500 billion) and a minimum average daily liquidity of $2 million over the previous six months. In addition, a security must have traded on 90% of the eligible trading days in the previous six months. In the case of securities that do not have a six-month trading history (e.g. securities issued in recent initial public offerings), such a security must have a minimum average daily liquidity of $2 million for the last two weeks of trading and a stock price of at least $10;

•	All securities must have a minimum free float equivalent to 10% of the securities outstanding; and

•	Securities trading at a price greater than $10,000 per share may not be included in the Reference Index. This is not applicable to existing constituents of the Reference Index. Existing constituents that have appreciated in value to greater than $10,000 per share may remain in the Reference Index.

Securities are further narrowed by excluding those not issued by companies that are related to the technological themes identified by Deepwater. A company is eligible for inclusion in the Reference Index if it derives 50% of its revenue from one of the identified themes or if it meets two of the following three criteria: (i) the company currently derives at least 25% of revenue from some combination of the identified themes; (ii) the company’s revenue related to one or more identified themes grew by more than 25% year-over-year in the most recent calendar year; or (iii) the company’s operating expenditures related to one or more identified themes grew by more than 25% year-over-year in the most recent calendar year. Deepwater maintains an active list of companies across these thematic categories that it monitors as participants in frontier innovation, which as of January 2025 totals over 250 companies. However, the Reference Index is narrowed to 30 constituents.

The Reference Index also employs the following buffer rules to reduce turnover associated with rebalances and reconstitutions:

•	Market Capitalization. An existing Reference Index constituent will continue to remain in the Reference Index even if its market capitalization doesn’t meet the previously defined minimum market capitalization criteria but remains within +/- 20% of this limit.

•	Liquidity. An existing Reference Index constituent shall continue to remain in the Reference Index even if its liquidity is below the previously defined average daily liquidity limit but remains within +/- 30% of this limit.

•	Rapid Price Movement. If an equity held in the portfolio increases in value by 200% or more in any given month following a rebalance, the equity shall be removed from the Reference Index. The weight of the equity subject to the rapid movement will be redistributed equally into the top five holdings.

The Reference Index follows a monthly reconstitution and rebalancing schedule. The “Selection Day” is generally 5 business days before the rebalancing day (for these purposes a business day is any day on which the NYSE is open for trading). The rebalancing day is the 15th of each calendar month if that day is a trading day on the NYSE, LSE and Tokyo Stock Exchange. Otherwise, the next day on which all three exchanges are open for trading is the rebalancing day. The security selection and portfolio creation process start on the close of the nearest Friday falling at least one month before the effective day. The final portfolio constituents are shortlisted from a selection pool of all eligible securities selected based on the data as of the Selection Day. Weights are calculated as of the Selection Day.

Non-Principal Investment Strategies

Securities Lending. The Fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the Fund receives liquid collateral equal to at least 102% (105% for international securities) of the value of the loaned portfolio securities. This collateral is marked-to-market on a daily basis. To the extent that the Fund receives cash collateral, it will invest such collateral in readily marketable, high quality, short-term obligations.

Fund Investments

Principal Investments

Equity Securities

The Fund invests in equity securities, which primarily includes common stocks and depositary receipts. Equity securities represent an ownership position in a company. The prices of equity securities fluctuate based on, among other things, events specific to their issuers and market, economic, and other conditions. ADRs are certificates that evidence ownership of shares of a foreign issuer and are alternatives to purchasing directly the underlying foreign securities in their national markets and currencies. Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s statement of additional information (“SAI”), which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above. The risks below are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. The significance of each risk factor below may change over time and you should review each risk factor carefully.

Concentration Risk. To the extent that the Reference Index concentrates in the securities of issuers in a particular industry or sector, the Fund may also concentrate its investments to approximately the same extent. By concentrating its investments in an industry or sector, the Fund faces more risks than if it were diversified broadly over numerous industries or sectors. Such industry-based risks, any of which may adversely affect the companies in which the Fund invests, may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand in a particular industry; competition for resources, adverse labor relations, political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in an industry. In addition, at times, such industry or sector may be out of favor and underperform other industries or the market as a whole.

Currency Risk. Changes in currency exchange rates affect the value of investments denominated in a foreign currency, the value of dividends and interest earned from such securities and gains and losses realized on the sale of such securities. The Fund’s NAV could decline if a currency to which the Fund has exposure depreciates against the U.S. dollar or if there are delays or limits on repatriation of such currency. Currency exchange rates may affect the Fund’s NAV, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to other currencies may cause the value of a Fund to decline. Certain non-U.S. currencies may be particularly volatile, and non-U.S. governments may intervene in the currency markets, causing a decline in value or liquidity in a Fund’s non-U.S. holdings whose value is tied to the affected non-U.S. currency. Additionally, the prices of non-U.S. securities that are traded in U.S. dollars are often indirectly influenced by currency fluctuations.

Cyber Security Risk. The Fund, Adviser, Sub-Adviser, APs, services providers, Exchange and investment industry as a whole are susceptible to operational, information security and related “cyber” risks both directly and through their service providers. Similar types of cyber security risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such portfolio companies to lose value. Similarly, cyber security breaches of the Fund’s third-party service providers, such as the Adviser, Sub-Adviser, distributor or other service providers (including, but not limited to, index providers, fund accountants, custodians, transfer agents and administrators), market makers, or the issuers of the securities in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. Such cyber security breaches have the ability to cause disruptions and impact business operations, potentially resulting in: financial loss, interference with the Fund’s ability to calculate its NAV, disclosure of confidential trading information, impediments to trading, submission of erroneous trades or erroneous creation or redemption orders, the inability of the Fund or its service providers to transact business, violations of applicable privacy or other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, cyber-attacks may render records of Fund assets and transactions, shareholder ownership of Shares, and other data integral to the functioning of the Fund inaccessible or inaccurate or incomplete. Unlike many other types of risks faced by the Fund, these risks typically are not covered by insurance. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber incidents include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers. The Fund and its shareholders could be negatively impacted as a result. The Fund may also incur substantial costs in order to resolve or prevent cyber security incidents in the future.

Depositary Receipts Risk. Depositary receipts, such as ADRs or GDRs, may be subject to certain of the risks associated with direct investments in the securities of foreign companies, such as currency, political, economic and market risks, because their values depend on the performance of the non-dollar denominated underlying foreign securities. Certain countries may limit the ability to convert depositary receipts into the underlying foreign securities and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. Depositary receipts may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by a depositary and the issuer of the underlying security. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Unsponsored receipts may involve higher expenses and may be less liquid. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Emerging Markets Risk. Investments in emerging markets or developing countries are subject to all of the risks of international investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: more restrictive national policies on foreign investment, including restrictions on investment in issuers or industries deemed sensitive to national interests; less familiarity with a capital market structure or market-oriented economy and more widespread corruption and fraud; higher rates of inflation and more rapid and extreme fluctuations in inflation rates; greater sensitivity to interest rate changes; increased volatility in currency exchange rates and potential for currency devaluations and/or currency controls; greater debt burdens relative to the size of the economy; and more delays in settling portfolio transactions and heightened risk of loss from share registration and custody practices. There is also a higher possibility of the devaluation of a country’s currency, a downgrade in the credit ratings of issuers in such country, or a decline in the value and liquidity of securities of issuers in that country if the U.S., other nations or other governmental entities (including supranational entities) impose sanctions on issuers that limit or restrict foreign investment, the movement of assets or other economic activity in the country due to political, military or regional conflicts or due to terrorism or war. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delisting. Security prices in emerging markets can also be significantly more volatile than those in more developed markets, reflecting the greater uncertainties of investing in less established markets and economies. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in developed markets. Finally, the limitations associated with investments in emerging market companies could impact the Fund’s ability to achieve its investment objective. All of these risks are inherently passed on to the company’s shareholders, including the Fund, and in turn, to the Fund’s shareholders.

Equity Securities Risk. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Fund has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Fund’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response. These factors contribute to price volatility which is the principal risk of investing in the Fund.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Risk. The securities in the Fund are subject to market fluctuations, and the Fund could lose money due to short-term market movements and over longer periods during market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Values of securities may change due to factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of securities. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s investments and could result in disruptions in the trading markets. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors or other economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could result in disruptions to trading markets and could also adversely affect the prices and liquidity of a Fund’s holdings. Any of such circumstances could result in increased market volatility and/or have a materially negative impact on the value of Shares or the liquidity of an investment. During any such events, Shares may trade at greater premiums or discounts to their NAV and the bid/ask spread on Shares may widen. The future potential economic impact of any such future events is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

Non-U.S. Securities Risk. Investments in securities of non-U.S. companies (particularly in emerging markets) can be more volatile than investments in U.S. companies. Diplomatic, political, or economic developments, including nationalization or appropriation, could affect investments in foreign companies. Non-U.S. securities markets generally have less trading volume and less liquidity than U.S. markets. In addition, the value of securities denominated in foreign currencies, and of dividends from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Non-U.S. companies or governments generally are not subject to uniform accounting, auditing, and financial reporting standards comparable to those applicable to domestic U.S. companies or governments. Transaction costs are generally higher than those in the U.S. and expenses for custodial arrangements of foreign securities may be somewhat greater than typical expenses for custodial arrangements of similar U.S. securities.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities, as well as possible increased taxable distributions.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). Authorized participants are not obligated to make a market in Shares or submit orders for the issuance or redemption of Creation Units. To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread on Shares may widen.

Market Maker Risk. The Fund faces market trading risks, including the potential lack of an active market for Shares due to a limited number of market makers. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in market price of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, cyber security failures or breaches of the electronic systems of the Fund and/or its service providers may disrupt or negatively impact the operation of the Fund which may result in financial losses to the Fund and its shareholders. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The Fund’s NAV represents the value of the Fund’s investments and is calculated by taking the sum of the Fund’s assets less the Fund’s liabilities, if any. The NAV per Share is the value of a Share’s portion of all of the Fund’s net assets. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV. Additionally, decisions by market makers and/or authorized participants or reduced effectiveness of the arbitrage process in maintaining the relationship of the Fund’s NAV to the market price of its Shares could result in the Shares trading at a premium, or discount to NAV and the bid/ask spread on Shares may widen.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Security Issuer Risk. Issuer-specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Significant Exposure Risk. To the extent that the Fund invests or has exposure to a significant percentage of its assets in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Artificial Intelligence Companies Risk. The Fund invests in companies that are involved in various aspects of artificial intelligence technology. These companies face unique risks, including limited markets, changes in business cycles, world economic growth, technological progress, rapid technological change, government regulation and intense competition. Further, these companies may have limited product lines, markets, financial resources and/or personnel. Securities of such companies (including smaller, start-up companies), tend to be more volatile than securities that do not rely heavily on technology. Rapid changes to technologies that affect a company’s products could materially adversely impact such company’s operating results. Artificial intelligence companies often depend heavily on intellectual property protections (including patents, copyrights, trademarks and trade secret laws) to establish and protect their proprietary rights in their products and technologies. However, there is no guarantee these measures will prevent misappropriation or that competitors won’t develop technologies that are substantially equivalent or superior. Further, artificial intelligence companies often engage in significant amounts of spending on research and development, however such investment odes not ensure commercial success and there is no guarantee that the products or services produced by these companies will be successful. Artificial intelligence companies are also vulnerable to cyberattacks, regulatory changes, and shifting business cycles, all of which can materially impact performance.

Information Technology Companies Risk. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

Small- and Mid-Capitalization Companies Risk. Small- and mid-capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including narrower markets for their goods and/or services, more limited managerial and financial resources, limited product lines, services, markets, financial resources or are dependent on a small management group. Because these stocks may not be well-known to the investing public, do not have significant institutional ownership, and are followed by relatively few security analysts, there will normally be less publicly available information concerning these securities compared to what is available for the securities of larger companies. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, can decrease the value and liquidity of securities of small- and mid-capitalization companies held by the Fund resulting in more volatile performance. Small and/or mid-capitalization companies are typically less stable than larger, more established companies, and may also depend on a small number of essential personnel who may be less experienced than the management of larger companies. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.

Variable Interest Entity Risk. The Fund may invest in non-Chinese holding companies that have created structures known as VIEs. VIEs allow exposure to certain Chinese companies that are unavailable for direct investment by foreign investors. In many sectors in China, companies are not allowed to have foreign ownership and cannot directly list on exchanges outside of China. Many Chinese companies have created VIE structures to enable indirect foreign ownership and raise capital from foreign investors. Under a VIE structure, a Chinese operating company establishes an offshore holding company in another jurisdiction, such as the Cayman Islands. That holding company enters into contractual agreements with the Chinese issuer or operating company to obtain economic exposure to the Chinese company. The holding company then issues shares on an exchange outside of mainland China. U.S. investors hold stock in the non-Chinese holding company rather than directly in the Chinese issuer or operating company, allowing U.S. investors to obtain economic exposure to the Chinese issuer or operating company through contractual means rather than through formal equity ownership. Neither the holding company nor the shareholder of the VIE owns an equity interest in the Chinese operating company. However, for accounting purposes the holding company is able to consolidate the operating company into its financial statements. Neither the holding company nor the shareholder of the holding company has any voting rights or other types of control that an equity holder typically has.

VIEs have never formally been recognized under Chinese laws, though VIEs are well known to officials and regulators in China and are a longstanding industry practice. Intervention by the Chinese government with respect to VIEs could significantly and negatively affect the Chinese company’s performance and the enforceability of the VIE’s contractual arrangements with the Chinese company that are the basis for the economic exposure to the Chinese company. Any action by the Chinese government could considerably impact the financial condition of the VIE by limiting its ability to consolidate the financial results of the Chinese operating company into its own financial statements, as well as make the value of the shares of the VIE effectively worthless. Further, if Chinese officials determine that VIEs violate Chinese investment laws, the market value of the VIE would likely suffer significant, and possibly permanent effects, which could negatively impact the Fund’s net asset value and could result in substantial losses. It is unknown whether any new laws, rules or regulations relating to VIEs will be adopted or, if adopted, what impact such laws, rules or regulations will have on the VIEs and on the Fund.

VIEs are also subject to the investment risks associated with the underlying Chinese issuer or operating company. Chinese companies are not subject to the same degree of regulatory requirements or accounting standards and oversight as companies in more developed countries. As a result, information about the Chinese securities and VIEs may be less reliable and incomplete. There also may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies and VIEs, and shareholders may have limited legal remedies. U.S.-listed VIEs may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements. Delisting would significantly decrease the liquidity and value of the securities, decrease the ability of the Fund to invest in such securities and may increase the costs borne by the Fund if required to seek alternative markets in which to invest in such securities.

Volatility Risk. The value of a security may fluctuate due to factors affecting markets generally or particular industries. This volatility may affect the Fund's NAV. Securities in the Fund's portfolio may be subject to price volatility and their prices may be more or less volatile than the market as a whole. Events or financial circumstances affecting individual securities or sectors may increase the volatility of the Fund. Additionally, certain positions in the Fund may be susceptible to traders engaging in trading strategies that result in temporary swings and price movements. Such trading strategies could result in volatile trading prices of the Fund’s securities, and could adversely affect the Fund.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 200 W. Front Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser to the Fund, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs. Innovator serves as investment adviser to 163 ETFs, each of which is organized as a separate series of the Trust, a registered management investment company.

Investment Sub-Advisers

Deepwater Asset Management, LLC, 21 North Third Street #250, Minneapolis, MN 55401, serves as an investment sub-adviser to the Fund. Deepwater has responsibility for the selection of equity securities for the Fund.

Penserra Capital Management LLC, 4 Orinda Way, Suite 100-A, Orinda, California 94563, serves as an investment sub-adviser to the Fund. Penserra has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Gene Munster, Doug Clinton, Dustin Lewellyn, Ernesto Tong and Christine Johanson each serve as the Fund’s portfolio managers. Each of the Fund’s portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

•	Gene Munster. Mr. Munster is a Managing Partner and Co-founder of Deepwater. Mr. Munster has served in this capacity since founding the firm in July 2017. Prior to joining Deepwater, Mr. Munster spent 21 years at Piper Jaffray where he served as a managing director and senior equity research analyst.

•	Doug Clinton. Mr. Clinton is a Managing Partner and Co-founder of Deepwater. Mr. Clinton has served in this capacity since co-founding the firm in July 2017.Mr. Clinton also serves as a member of the Investment Committee for Deepwater. Prior to joining Deepwater, Mr. Clinton worked as an equity research analyst at Piper Jaffray.

•	Dustin Lewellyn, CFA. Mr. Lewellyn has been Chief Investment Officer with Penserra since 2012. He was President and Founder of Golden Gate Investment Consulting LLC from 2011 through 2015. Prior to that, Mr. Lewellyn was a managing director at Charles Schwab Investment Management, Inc. (“CSIM”), which he joined in 2009, and head of portfolio management for Schwab ETFs. Prior to joining CSIM, he worked for two years as director of ETF product management and development at a major financial institution focused on asset and wealth management. Prior to that, he was a portfolio manager for institutional clients at a financial services firm for three years. In addition, he held roles in portfolio operations and product management at a large asset management firm for more than 6 years.

•	Ernesto Tong, CFA. Mr. Tong has been a Managing Director with Penserra since 2015. Prior to that, Mr. Tong spent seven years a vice president at Blackrock, where he was a portfolio manager for a number of the iShares ETFs, and prior to that, he spent two years in the firm’s index research group.

•	Christine Johanson, CFA. Ms. Johanson has been a Director with Penserra since 2023. Prior to joining Penserra, Ms. Johanson was a Director on the US Transition Management team at BlackRock from March 2022–March 2023, where she developed custom solutions for institutional investors seeking to restructure portfolios across multiple asset classes. Ms. Johanson previously served as the global Head of Fixed Income Transition Management for Russell Investments from March 2018–February 2022. Ms. Johanson holds a B.S.B.A. from the University of Missouri and is a CFA Charterholder.

For additional information concerning Innovator and Penserra, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio manager’s compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.70% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, the Trust (on behalf of the Fund), and each of Deepwater (the “Deepwater Sub-Advisory Agreement”) and Penserra (the “Penserra Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to each of Deepwater and Penserra in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Deepwater’s and Penserra’s sub-advisory fee. The Fund does not directly pay Deepwater or Penserra.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Penserra Sub-Advisory Agreement is available in the Fund’s Form N-CSR for the fiscal year ended October 31, 2024. With respect to the Board’s approval of the Deepwater Sub-Advisory Agreement, the discussion regarding the basis for approval of such agreement will be available in the Fund’s Form N-CSRS for the fiscal period ended April 30, 2026.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to any sub-adviser or the sub-advisory agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to any sub-adviser or a sub-advisory agreement within 90 days of the change.

Additional Information Relating to the Declaration of Trust

The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. Subject to the provisions of the Declaration of Trust, the Board may, subject to the requisite vote, engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust. The Board may, in the exercise of their or its good faith business judgment, dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by a shareholder in its own name or in the name of the Trust. The Declaration of Trust further provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Board to bring the subject action unless an effort to cause the Board to bring such action is excused. A demand on the Board shall only be excused if a majority of the Board a material personal financial interest in the subject action.

There may be questions regarding the enforceability of these provisions based on certain interpretations of the Securities Act of 1933 Act, as amended, the Securities Exchange Act of 1934, as amended and the 1940 Act. However, the Declaration of Trust provides if any provision shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to that provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust. The provisions of the Declaration of Trust are not intended to restrict any shareholder rights under the federal securities laws and do not mandate the adjudication of federal securities laws claims through arbitration.

How to Buy and Sell Shares

The Fund issues or redeems its Shares at NAV per Share only in Creation Units. Most investors will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, an investor may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

Authorized participants may acquire Shares directly from the Fund, and authorized participants may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units or Creation Unit Aggregations, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Fund Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Fund Shares

The Fund does not impose restrictions on the frequency of purchases and redemptions (“market timing”), and has adopted no policies and procedures with respect to market timing activities. In making this determination, the Board considered the risks associated with market timing activities by the Fund’s shareholders, including, dilution, disruption of portfolio management, increases in the Fund’s trading costs and the potential for the realization of capital gains.

Shares may be purchased and redeemed directly from the Fund only when aggregated into one or more Creation Units by authorized participants that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares detailed above. To the extent the Fund may effect the issuance or redemption of Creation Units in exchange wholly or partially for cash, such trades could result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by authorized participants increases. However, direct trading by authorized participants is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from authorized participants that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

The Fund expects to declare and distribute all of its net investment income and its net realized capital gains, if any, at least annually. The Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund. The amount of any distribution will vary, and there is no guarantee the Fund will pay either an income dividend or a capital gains distribution. Distributions may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund may not have been asked to review, and may not have reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to continue to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax advisor about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	The Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum stated tax rate. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the “Code”) treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes on Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gain distributions paid to shareholders. Federal tax will be withheld if (1) the shareholder fails to furnish the Fund with the shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the shareholder’s U.S. federal income tax liability.

Non-U.S. Tax Credit

If the Fund invests in non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met. For tax years after December 31, 2022, amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gain dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

Investments in Certain Non-U.S. Corporations

If the Fund holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. The Fund will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Fund would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Fund might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in the Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund, which is calculated by taking the market price of the Fund’s total assets, including any interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent is the NAV per Share.

Section 2(a)(41) of the 1940 Act provides that when a market quotation is readily available for a fund’s portfolio investments, such investment must be valued at the market value. Rule 2a-5 under the 1940 Act (“Rule 2a-5”) defines a readily available market quotation as “a quoted price (unadjusted) in active markets for identical investments that the fund can access at a measurement date, provided that a quotation will not be readily available if it is not reliable.” If a market quotation is not “readily available” the portfolio investment must be fair valued as determined in good faith by a fund’s board of trustees. Rule 2a-5 allows a fund’s board of trustees to designate the fund’s investment adviser as the “valuation designee” to perform fair value determinations subject to certain conditions. In accordance with Rule 2a-5, the Board has appointed Innovator as the “Valuation Designee” for the Fund’s portfolio investments. Investments will be fair valued as determined in good faith in accordance with the policies and procedures established by Innovator as the Valuation Designee pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board of Trustees. As a general principle, “fair value” represents a good faith approximation of the value of a portfolio investment and is the amount the Fund might reasonably expect to receive from the current sale of that investment in an arm’s-length transaction. The use of fair value prices may result in prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. While the Valuation Procedures (defined below) are intended to result in the Fund’s NAV calculation that fairly reflects the values as of the time of pricing, the fair value determined for a portfolio instrument may be materially different from the value that could be realized upon the sale of that instrument.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact Innovator. Innovator is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). Innovator will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if Innovator has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by Innovator in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security.

For more information about how the Fund’s NAV is determined, please see the section in the SAI entitled “Determining Offering Price and Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 342 North Water Street, Suite 830, Milwaukee, Wisconsin 53202, serves as the Trust’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Trust.

Premium/Discount Information

Information showing the number of days the market price of Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. Rule 12d1-4 under the 1940 Act provides the requirements under which an investment company may invest in securities of another investment company beyond the limits prescribed in Section 12(d)(1) of the 1940 Act. Any investment by another investment company in the Fund, or by the Fund in another investment company, must comply with Rule 12d1-4 in order to exceed the limits contained in Section 12(d)(1).

Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the table represent how much an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Certain information reflects financial results for a single Fund Share. The information below has been audited by Cohen & Company, Ltd., the Trust’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, are included in the Fund’s Form N-CSR, which is available upon request.

Innovator ETFs® Trust

Financial Highlights

Innovator Deepwater Frontier Tech ETF

		Investment Operations:			Less Distributions From:
For the Year Ended	Net Asset Value, Beginning of the Year	Net Investment Income (Loss)(a)	Net Realized and Unrealized Gain (Loss) on Investments(b)	Total from Investment Operations	Net Investment Income	Net Realized and Unrealized Loss	Return of Capital	Total Distributions
10/31/2024	$33.65	$(0.17)	$16.17	$16.00	$–	$–	$–	$–
10/31/2023	$29.35	$(0.08)	$4.38	$4.30	$–	$–	$–	$–
10/31/2022	$56.02	$(0.04)	$(26.64)	$(26.68)	$–	$–	$–	$–
10/31/2021	$37.34	$(0.14)	$18.81	$18.67	$–	$–	$–	$–
10/31/2020	$23.70	$(0.09)	$13.73	$13.64	$–	$–	$–	$–

					Supplemental Data and Ratios
For the Year Ended	ETF Transaction Fees Per Share		Net Asset Value, End of Year	Total Return	Net Assets, End of Year (in Thousands)	Ratio of Expenses to Average Net Assets Before Expense Reimbursement/ Recoupment(d)	Ratio of Expense to Average Net Assets After Expense Reimbursement/ Recoupment (d)	Ratio of Net Investment Income (Loss) to Average Net Assets(d)	Portfolio Turnover Rate(c)
10/31/2024	$0.01		$49.66	47.59%	$57,113	0.70%	0.70%	(0.37)%	165%
10/31/2023	$–	(e)	$33.65	14.64%	$33,651	0.70%	0.70%	(0.23)%	153%
10/31/2022	$0.01		$29.35	(47.60)%	$32,288	0.70%	0.70%	(0.10)%	138%
10/31/2021	$0.01		$56.02	50.01%	$78,428	0.70%	0.70%	(0.27)%	134%
10/31/2020	$–	(e)	$37.34	57.59%	$16,805	0.70%	0.70%	(0.32)%	97%

(a)	Net investment income per share has been calculated based on average shares outstanding during the year.
(b)	Realized and unrealized gains and losses per share in the caption are balancing amounts necessary to reconcile the change in net asset value per share for the years, and may not reconcile with the aggregate gains and losses in the Statement of Operations due to share transactions for the year.
(c)	Portfolio turnover rate excludes in-kind transactions.
(d)	Annualized for periods less than one year.
(e)	Amount represents less than $0.005 per share.

Innovator Deepwater Frontier Tech ETF

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders and in Form N-CSR. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. In Form N-CSR, you will find the Fund’s annual and semi-annual financial statements. The Fund’s most recent SAI, annual or semi-annual reports and certain other information such as Fund financial statements are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 200 W. Front Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135